United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

For the fiscal year ended December 31, 2005 and 2004

Commission File Number 333-91478

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MidSouth Rail Union 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern

427 West 12th Street
Kansas City, Missouri 64105-1804

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
The Participants and Plan Administrator
MidSouth Rail Union 401(k) Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the MidSouth Rail Union 401(k) Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to an express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Kansas City, Missouri
June 28, 2006

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Cash	$15,260	11,534

Investments, at fair value:
Common stock of Kansas City Southern	207,997	78,509
Common collective trust	1,049,302	1,010,861
Mutual funds	2,400,030	2,144,778

Total investments	3,657,329	3,234,148

Other receivable	21,732	53

Total assets	3,694,321	3,245,735

Liabilities:
Investment trades payable	28,625	11,490

Net assets available for benefits	$3,665,696	3,234,245

See accompanying notes to financial statements.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions:

Investment income:
Interest and dividends	$169,597	89,557
Net appreciation in fair value of investments	62,084	198,325

Total investment income	231,681	287,882

Contributions:
Participant contributions	342,278	269,239
Company contributions	86,152	66,168

Total contributions	428,430	335,407

Total additions	660,111	623,289

Deductions:

Benefits paid	(228,660)	(103,003)

Increase in net assets available for benefits	431,451	520,286

Net assets available for benefits:
Beginning of year	3,234,245	2,713,959

End of year	$3,665,696	3,234,245

See accompanying notes to financial statements.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan

The following description of the Midsouth Rail Union 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.
(a)	General

The Plan is a participant-directed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan covers all full-time employees of the Company who are members of one of the following collective bargaining units with the former MidSouth Rail Corporation: Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Carmen, Brotherhood of Railroad Signalmen, International Association of Machinists and Aerospace Workers, International Brotherhood of Electrical Workers, Transportation Communications International Union, or United Transportation Union. Plan entry dates are the first day of each calendar quarter.

A participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to receive Company contributions. However, such participant will continue to receive credit for vesting under the provisions of the Plan and continues to share fully in trust fund allocations, as set forth in the Plan. Upon rejoining any of the above collective bargaining units, such participant is then immediately eligible to participate in all future Company contributions, as set forth in the Plan.

(b)	Plan Administration

The Plan is administered by the Compensation and Organization Committee which is appointed by the board of directors of the Kansas City Southern Railway Company (the “Company”). The Plan’s trustee Nationwide Trust Company (the “Trustee”), is responsible for the custody and management of the Plan’s Assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the Plan, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company matches 100% of the first $500 of participant salary deferral contributions. Upon enrollment in the Plan, a participant may direct their contributions and Company matching contributions into any of the various funds offered by the Plan. Effective July 1, 2002, the Plan added Kansas City Southern (NYSE:KCS) common stock as an investment option.

(d)	Vesting

Participants are immediately vested in their salary deferral contributions plus actual earnings thereon.
(Continued)

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Company contributions vest according to the following schedule:

Years of	Percent
service	vested
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years	100%
(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59 1/2. Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $1,000 will be paid out within one calendar year of termination of employment. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but no later than April 1 following the calendar year in which the participant attains the age of 70 1/2.

On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant’s account.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(b)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.
(Continued)

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(c)	Investments Valuation

Investments in mutual funds and common stocks are stated at fair value as determined by quoted market prices, which represent the net asset value of shares held by the plan at year end. The assets held in a common collective trust (Invesco Stable Value Fund) are valued at contract value, which approximates fair value, as determined by the AMVESCAP National Trust Company.

(d)	Net Appreciation (Depreciation) in fair value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(e)	Administrative Expenses

Investment expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. Administrative expenses of the Plan are paid by the Company.

(f)	Forfeitures

Nonvested amounts forfeited by employees are allocated to the other participants as a part of and in the same manner as the Company contribution for the Plan year in which the forfeiture occurs. Allocated forfeitures were $118 and $1,145 for the Plan years ended December 31, 2005 and 2004, respectively.
(3)	Investments

Investments, which exceeded 5 percent of the net assets available for benefits at December 31, 2005 and 2004, were as follows:

	2005	2004
Invesco Stable Value, 1,049,302 and 1,010,861 units, respectively	$1,049,302	1,010,861
Allianz Funds OCC Renaissance Admin, 9,074 and 0 units, respectively	196,823	—
Franklin Balance Sheet Investment Fund—Class A, 4,597 and 4,210 units, respectively	283,796	245,249
Growth Fund of America, 7,254 and 5,800 units, respectively	223,862	158,816
Kansas City Southern common stock, 8,514 and 4,428 units, respectively	207,997	78,508
PIMCO Renaissance, 0 and 9,314 units, respectively	—	250,073
PIMCO Total Return Administrative Shares, 42,110 and 41,731 units, respectively	442,153	445,273
Washington Mutual Investors, 6,528 and 5,601 units, respectively	201,336	172,403
(Continued)

Schedule 1
MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $62,084 and $198,325, respectively, as follows:

	2005	2004
Kansas City Southern common stock	$40,601	15,737
Mutual funds	21,483	182,588

	$62,084	198,325

(4)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(5)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated March 7, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through April 1, 2002. The tax determination letter has not been updated for the latest plan amendments occurring after April 1, 2002. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2005 and 2004.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(6)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(7)	Prohibited Transaction

During 2005, the Company failed to remit to the Plan’s trustee certain employee and employer contributions totaling approximately $100.00 within the period prescribed by the Department of Labor regulations. The delays in remitting the contributions to the trustee were due to administrative errors, and the Company will make contributions to the affected participant’s account to compensate in aggregate the approximate lost income due to the delays.

Schedule 1
MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005

Identity	Description	Fair value
Common Stock
*Kansas City Southern common stock	8,514.00 shares, with a fair value of $24.43 per share	207,997
Money Markets
Invesco Stable Value	1,049,301.90 shares, with a fair value of $1.00 per share	1,049,302
Mutual Funds
AIM Small Cap Growth Fund	2,028.876 shares, with a fair value of $27.51 per share	55,814
Allianz Fund OCC Renaissance Admin	9,074.373 shares, with a fair value of $21.69 per share	196,823
American Balanced	6,826.523 shares, with a fair value of $17.82 per share	121,649
American Century Real Estate/Advisor	4,275.173 shares, with a fair value of $25.49 per share	108,974
EuroPacific Growth	4,266.885 shares, with a fair value of $41.10 per share	175,369
Franklin Balance Sheet Investment A	4,597.373 shares, with a fair value of $61.73 per share	283,796
Growth Fund of America	7,254.105 shares, with a fair value of $30.86 per share	223,862
ING International Value Fund	8,513.922 shares, with a fair value of $17.88 per share	152,229
Janus Fund	6,321.158 shares, with a fair value of $25.53 per share	161,379
Janus Twenty Fund	774.964 shares, with a fair value of $48.92 per share	37,911
MFS Value Fund	7,468.681 shares, with a fair value of $23.15 per share	172,900
PIMCO Total Return Admin Shares	42,109.842 shares, with a fair value of $10.50 per share	442,153
Scudder Equity 500 Index	470.752 shares, with a fair value of $139.85 per share	65,835
Washington Mutual Investors	6,528.399 shares, with a fair value of $30.84 per share	201,336

Total investments		$3,657,329

* Party-in-interest.
See accompanying report of independent registered public accounting firm.

Schedule 2
MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN
Schedule H, line 4a—Schedule of Delinquent Participant Contributions
December 31, 2005

Identity of party involved	Relationship to plan	Description of transaction	Amount Involved	Lost Income

Kansas City Southern Railway Company	Plan Sponsor	Nontimely remittence of contributions to the plan for 2005	$100	$5

See accompanying report of independent registered public accounting firm.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MidSouth Rail Union 401(k) Retirement Savings Plan
June 27, 2006	By:	/s/ Eric B. Freestone
	Name:	Eric B. Freestone
	Title:	Vice President Human Resources